Exhibit 3.1

CERTIFICATE OF FORMATION

OF

ATMOS ENERGY KANSAS SECURITIZATION I, LLC

This Certificate of Formation of Atmos Energy Kansas Securitization I, LLC (the “Company”) is being duly executed and filed by L. M. Wilson, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.).

FIRST. The name of the limited liability company formed hereby is Atmos Energy Kansas Securitization I, LLC.

SECOND. The address of the Company’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808, New Castle County. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of October 28, 2022.

/s/ L. M. Wilson
L. M. Wilson, Authorized Person